Exhibit 99.1

Absolute Obtains Final Order for Plan of Arrangement from the Supreme Court of British Columbia

VANCOUVER, British Columbia & SAN JOSE, Calif. – July 4, 2023 – Absolute Software Corporation (NASDAQ: ABST) (TSX: ABST) (“Absolute” or the “Company”) announced today that the Company has obtained a final order from the Supreme Court of British Columbia approving the previously announced acquisition of all of the outstanding shares of Absolute (the “Shares”) by 1414364 B.C. LTD., an affiliate of Crosspoint Capital Partners, L.P. (“Crosspoint”) by way of a statutory plan of arrangement (the “Transaction” or the “Arrangement”). Under the terms of the Arrangement, Absolute’s shareholders will receive US$11.50 for each Share held (the “Consideration”).

The Arrangement remains subject to customary closing conditions, including approval under Australia’s Foreign Acquisitions and Takeovers Act 1975 (the “FATA”), and is expected to close during the second half of 2023. Following completion of the Transaction, the common shares of Absolute are expected to be delisted from the Toronto Stock Exchange and the Nasdaq Global Market. An application will also be made for the Company to cease to be a reporting issuer in the applicable jurisdictions following completion of the Arrangement. The Company will also deregister the Shares under the U.S. Securities Exchange Act of 1934, as amended.

Further information regarding the Transaction is provided in the Company’s management information circular dated May 26, 2023 (the “Circular”). The Circular is available on SEDAR under the Company’s profile at www.sedar.com and on the Company’s website at https://www.absolute.com/company/investors/financials/.

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections—helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 21,000 customers, G2 recognized Absolute as a Leader for the thirteenth consecutive quarter in the Spring 2023 Grid® Report for Endpoint Management and for the third consecutive quarter in the G2 Grid Report for Zero Trust Networking.

About Crosspoint Capital Partners

Crosspoint Capital Partners is a private equity investment firm focused on the cybersecurity, privacy and infrastructure software markets. Crosspoint has assembled a group of highly successful operators, investors and sector experts to partner with foundational technology companies and drive differentiated returns. Crosspoint has offices in Menlo Park, CA and Boston, MA. For more information visit: www.crosspointcapital.com.

For more information, contact:

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760

Cautionary Note Regarding Forward-Looking Statements:

This press release contains certain forward-looking statements and forward-looking information, as defined under applicable U.S. and Canadian securities laws (collectively, “forward-looking statements”). The words “will”, “expect” and “scheduled”, and similar terms and, within this press release, include, without limitation, any statements (express or implied) respecting: the Company’s ability to meet all conditions precedent set forth in the arrangement agreement relating to the Arrangement (the “Arrangement Agreement”), the Company’s ability to secure the required regulatory approvals in connection with the Transaction including the no objection notification under the FATA; the proposed timing and completion of the Transaction; the delisting from the Toronto Stock Exchange and Nasdaq Global Market and other statements that are not statements of historical facts. Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances.

Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business (as more particularly described in the “Risk and Uncertainties” section of Absolute’s Q3 F2023 Management’s Discussion and Analysis, which is available at www.absolute.com and under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov), as well as the following particular risks: risks that a condition to closing of the Transaction may not be satisfied; risks that the applicable regulatory approval for the Transaction may not be obtained or be obtained subject to conditions that are not anticipated; the effect of the announcement of the proposed Transaction on the ability of Absolute to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom they each do business, or on Absolute’s operating results; the market price of common stock and business generally; potential legal proceedings relating to the proposed Transaction and the outcome of any such legal proceeding; the inherent risks, costs and uncertainties associated with transitioning the business successfully and risks of not achieving all or any of the anticipated benefits of the Transaction, or the risk that the anticipated benefits of the Transaction may not be fully realized or take longer to realize than expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement; the risk that the Transaction will not be consummated within the expected time period, or at all; competitive changes in the marketplace including, but not limited to, the pace of growth or adoption rates of applicable products or technologies; downturns in the business cycle; and worldwide economic and political disruptions as a result of current events.

Actual results or events could differ materially from those contemplated in forward-looking statements as a result of, without limitation, the following: the occurrence of a “Material Adverse Effect” (as defined in the Arrangement Agreement); the failure by either party to satisfy any other closing condition in favour of the other provided for in the Arrangement Agreement, which condition is not waived; general business, economic, competitive, political and social uncertainties; and the future performance, financial and otherwise, of Absolute. All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.